Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Computation of earnings:
Income before income taxes	5.7	37.5	68.0	166.4
Plus: fixed charges	9.5	5.8	26.3	18.0
Less: capitalized interest	(0.2)	(0.2)	(0.8)	(0.6)
Earnings	15.0	43.1	93.5	183.8
Computation of fixed charges
Interest expense, net	8.9	5.2	24.2	16.4
Capitalized interest	0.2	0.2	0.8	0.6
Interest portion of operating lease expense	0.4	0.4	1.3	1.0
Fixed charges	9.5	5.8	26.3	18.0
Ratio of earnings to fixed charges	1.6	7.4	3.6	10.2